UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): **March 24, 2011**



United Fire & Casualty Company
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-34257	42-0644327
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

On March 24, 2011, United Fire & Casualty Company, an Iowa corporation ("United Fire") entered into a new revolving Credit Agreement (the "Credit Agreement") with Bankers Trust Company, an Iowa corporation (the "Lender"). Pursuant to the terms of the Credit Agreement and subject to certain conditions and limitations set forth therein, the Lender has agreed to make an unsecured loan or loans from time to time on a revolving basis during the term of the Credit Agreement in an aggregate amount not to exceed $50 million (as such amount may be reduced from time to time pursuant to the terms of the Credit Agreement) (the "Revolving Credit Commitment"). A portion of the new credit facility will be available for the issuance of letters of credit by the Lender. On March 24, 2011, United Fire borrowed the full $50 million under the Credit Agreement to partially finance United Fire's acquisition of Mercer Insurance Group, Inc. To the extent that all or any portion of this amount is repaid prior to the termination of the Credit Agreement, the proceeds of any future loans made under the Credit Agreement will be used for general corporate purposes. The term of the Credit Agreement expires on March 23, 2012. United Fire has agreed to prepay to the Lender the outstanding amount of any loan or loans, plus interest, on or before the nine month anniversary of the Credit Agreement.

Amounts under the Credit Agreement may be borrowed, repaid and reborrowed by United Fire from time to time during the term of the Credit Agreement. United Fire may reduce the amount of the Revolving Credit Commitment in whole or in part upon proper notice and subject to certain limitations with respect to amount as set forth in the Credit Agreement. The Credit Agreement provides that interest on any loans made thereunder will accrue at a floating rate, adjusted monthly, equal to the one month London Interbank Offered Rate plus one hundred and eighty (180) basis points, per annum. The interest rate on any principal amount not paid when due will increase by two hundred (200) basis points. The Credit Agreement also provides that United Fire will pay an unused commitment fee at a rate per annum equal to 0.375% on the average daily unused revolving credit commitment, payable quarterly in arrears.

The Credit Agreement contains customary terms and conditions, including limitations on the incurrence of certain liens, limitations on certain consolidations and mergers and a requirement to maintain a ratio of consolidated debt to consolidated total stockholders equity and consolidated debt of less than 0.25:1. The Credit Agreement also contains customary events of default for facilities of this type (with customary grace periods, as applicable) and provides that, upon the occurrence of an event of default, payment of all outstanding loans may be accelerated and/or the Lender's commitments may be terminated. In addition, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Credit Agreement shall become immediately due and payable, and the Lender's commitments will automatically terminate.

Also on March 24, 2011, United Life Insurance Company, an Iowa corporation ("United Life") entered into a secured loan agreement (the "FHLB Loan Agreement") with Federal Home Loan Bank of Des Moines ("FHLB"). Pursuant to the terms of the FHLB Loan Agreement and subject to certain conditions and limitations set forth therein, FHLB agreed to make a secured loan in the amount of $29.9 million to United Life. The interest rate of the FHLB Loan is a fixed .37% per annum. The interest rate on any principal amount not paid when due will increase by three hundred (300) basis points. The maturity date of the FHLB Loan is September 26, 2011. United Life, at its election may prepay the FHLB Loan prior to the maturity date by providing two (2) business days advance notice to FHLB, subject to a prepayment penalty. This prepayment penalty is calculated as the difference in interest earned to maturity compared to FHLB's cost of funds. In case of default, FHLB has all of the right of a secured creditor under the Uniform Commercial Code of the State of Iowa, including the right to sell the collateral pledged by United Life, or any part thereof, in such manner and for any such price as FHLB deems appropriate to satisfy the outstanding obligations of United Life at the time of default. United Life borrowed the $29.9 million under the FHLB Loan Agreement to partially finance United Fire's acquisition of Mercer Insurance Group, Inc.

On March 25, 2011, under the terms of a preexisting Credit Agreement between United Fire and United Life ("Intercompany Credit Agreement"), United Life loaned the entire $29.9 million proceeds from the FHLB Loan to United Fire to fund its acquisition of Mercer Insurance Group, Inc. Under the Intercompany Credit Agreement and the associated Promissory Note, the interest rate on United Life's loan to United Fire is .62%. The Intercompany Credit Agreement allows for monthly payments of principal and interest. The maturity date of the loan is March 25, 2012. If United Life's risk based capital percentage falls below 300%, United Fire must repay the entire loan balance within 30 days.

The foregoing summary of the Credit Agreement and the FHLB Loan Agreement contained in this Item 1.01 does not purport to be a complete description and is qualified in its entirety by reference to the terms and conditions of the Credit Agreement and the FHLB Loan Agreement, copies of which are attached as Exhibit 2.1 and 2.2 hereto, respectively, and incorporated herein by reference.

Each of the Credit Agreement and the FHLB Loan Agreement has been included in this communication to provide investors and shareholders with information regarding its respective terms. It is not intended to provide any other factual information about United Fire. The representations, warranties and covenants contained in the Credit Agreement (i) have been made only for purposes of the Credit Agreement, (ii) are subject to certain materiality qualifications contained in the Credit Agreement which may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Credit Agreement or such other date as is specified in the Credit Agreement, as applicable, and (iv) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Credit Agreement instead of establishing these matters as facts. Accordingly, each of the Credit Agreement and the FHLB Loan Agreement is included with this filing only to provide investors with information regarding the terms of the Credit Agreement and the FHLB Loan Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors are not third-party beneficiaries under the Credit Agreement or the FHLB Loan Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of United Fire, or any subsidiary or affiliate of United Fire. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Credit Agreement and the FHLB

Loan Agreement, which subsequent information may or may not be fully reflected in United Fire's public disclosures.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in response to Item 1.01 is hereby incorporated by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit Number	Description of Exhibit
10.1	Credit Agreement, dated as of March 24, 2011, among United Fire and Bankers Trust Company.
10.2	Loan Agreement, dated as of March 24, 2011, among United Life and Federal Home Loan Bank of Des Moines.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

/s/ Dianne Lyons
Dianne Lyons, Chief Financial Officer

Date: March 30, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Credit Agreement, dated as of March 24, 2011, among United Fire and Bankers Trust Company.
10.2	Loan Agreement, dated as of March 24, 2011, among United Life and Federal Home Loan Bank of Des Moines.

CREDIT AGREEMENT

DATED AS OF MARCH 24, 2011

AMONG

UNITED FIRE & CASUALTY COMPANY
AS BORROWER

AND

BANKERS TRUST COMPANY OF CEDAR RAPIDS, IA
AS LENDER

TABLE OF CONTENTS

EXHIBITS

Exhibit A	Form of Revolving Note
Exhibit B	Form of Notice of Borrowing
Exhibit C	List of FHLB Secured Assets

SCHEDULES

Schedule 4.07	Litigation
Schedule 9.02	Notices

<u>CREDIT AGREEMENT</u>

This CREDIT AGREEMENT (the "<u>Agreement</u>") is entered into as of March 24, 2011, among UNITED FIRE & CASUALTY COMPANY, an Iowa corporation (the "<u>Borrower</u>"), and BANKERS TRUST COMPANY of 221 Third Ave SE, Cedar Rapids, IA (the "<u>Lender</u>").

WHEREAS, the Borrower has asked that the Lender extend credit to the Borrower as provided in this Agreement, and the Lender has agreed to provide such credit to the Borrower on the terms and conditions contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and in consideration of the mutual agreements, provisions and covenants contained herein, the Borrower and the Lender agree as follows:

ARTICLE I
DEFINITIONS

1.01   <u>Certain Defined Terms</u>. The following terms have the following meanings:

"<u>Affiliate</u>" shall mean, as to any Person, any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such first Person, or (ii) which beneficially owns or holds thirty percent (30%) or more of any class of equity interests of the first Person, the holders of which are ordinarily, in the absence of contingencies, entitled to elect the first Person's directors (if the Person is a corporation), managers (if the Person is a limited liability company) or Persons performing similar management functions. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of the equity interest that have the ordinary power for election of the directors, by contract or otherwise.

"<u>Agreement</u>" means this Credit Agreement as amended, modified and supplemented from time to time.

"<u>Assignee</u>" has the meaning specified in <u>Subsection 9.07(a)</u>.

"<u>Authorized Representative</u>" has the meaning specified in <u>Section 2.03(a)</u>.

"<u>Borrower Information</u>" has the meaning specified in <u>Section 9.14</u>.

"<u>Borrowing Date</u>" means any date on which a Loan is disbursed.

"<u>Business Day</u>" means any day other than a Saturday, Sunday or other day on which commercial banks in Cedar Rapids, Iowa are authorized or required by law to close.

"<u>Capitalized Rental</u>" of any Person shall mean, as of any date, the amount of the liability in respect of a capital lease which would as of the date hereof be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) of such Person in accordance with GAAP.

"<u>Change of Control</u>" shall mean each and every issue, sale or other disposition of shares of any class or classes of capital stock of the Borrower (or, if the Borrower is wholly owned by any other Person, the Borrower's ultimate parent entity) which results in any Person or group of Persons acting in concert beneficially owning or controlling, directly or indirectly, more than thirty percent (30%) (by number of votes) of the equity interests of the Borrower (or such parent entity, as the case may be) that have ordinary power for the election of its directors, other than stock or other equity interests having such power only by reason of the happening of a contingency.

"<u>Closing Date</u>" means the date of this Agreement or such later Business Day upon which all conditions precedent set forth in <u>Section 3.01</u> are satisfied or waived by the Lender.

"Consolidated Total Stockholders Equity" means, as of the date of any determination thereof, the total shareholders' equity (including capital stock, additional paid-in-capital and retained earnings) which would appear on the balance sheet of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

"Consolidated Total Debt" shall mean, as of the date of any determination thereof, without duplication, all Debt of the Borrower and its Subsidiaries on such date determined on a consolidated basis in accordance with GAAP excluding all Subordinated Debt.

"Debt" shall mean, with respect to the Borrower and/or any Subsidiary, without duplication, all of the Borrower's or Subsidiaries: (a) indebtedness for borrowed money, (b) Capitalized Rentals, and (c) Guaranties of the indebtedness of others of the types described in clauses (a) and (b) above, in each case determined on a consolidated basis.

"Debt to Capitalization Ratio" means, as of the date of any determination thereof, the ratio of (a) Consolidated Total Debt, to (b) the sum of (i) Consolidated Total Stockholders Equity plus (ii) Consolidated Total Debt.

"Default" means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default.

"Dollars", "dollars" and "$" each mean lawful money of the United States.

"Environmental Laws" means the Resource Conservation and Recovery Act (42 USC § 6901, et seq.), the Comprehensive Environmental Response, Compensation and Liability Act (42 USC § 9601, et seq.), the Hazardous Materials Transportation Act (49 USC § 1802, et seq.), the Toxic Substances Control Act (15 USC § 2601, et seq.), the Clean Air Act (42 USC § 7401, et seq.), the Refuse Act (33 USC § 407, et seq.), the National Environmental Policy Act (42 USC § 4231, et seq.), the Indoor Radon Abatement Act (P.L. 100-551), the Safe Drinking Water Act (42 USC § 300[f], et seq.), the Clean Water Act (33 USC § 1251, et seq.), the regulations promulgated pursuant thereto and any other law, constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Governmental Authority relating to environmental matters.

"ERISA" means the Employee Retirement Income Security Act of 1974, and regulations promulgated thereunder as the same may be amended from time to time.

"Event of Default" means any of the events or circumstances specified in Section 8.01.

"FHLB Secured Assets" means those assets of the Borrower which are identified in the attached Exhibit C, and against which the Borrower has granted a Lien to Federal Home Loan Bank of Des Moines, Iowa.

"GAAP" means generally accepted accounting principles in effect at the time in the United States of America.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guaranty" by any Person shall mean all or any obligations of such Person guaranteeing any indebtedness, dividend or other obligation of any other Person (the "Primary Obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (a) to purchase, repurchase or otherwise acquire such indebtedness or obligation or any property or assets constituting security therefor, (b) to advance or supply funds (i) for the purchase or payment or discharge of such indebtedness or obligation or (ii) to maintain working capital or other balance sheet conditions or financial conditions of any such Primary Obligor, (c) to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of the Primary Obligor to make payment of the indebtedness or obligation, or (d) otherwise to assure or hold harmless the owner of the indebtedness or obligation of the Primary Obligor against loss in respect thereof.

"Interest Payment Date" means the first Business Day of each calendar month, the date of any prepayment (in accordance with this Agreement, by stated maturity, acceleration or otherwise), and the Revolving Credit Termination Date.

"Lender" means Bankers Trust Company of Cedar Rapids, Iowa.

"Letter of Credit" has the meaning assigned thereto in Section 2.06.

"Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset in the nature of security, whether or not filed, recorded or otherwise perfected under applicable law, and any Capitalized Rental having substantially the same economic effect as any of the foregoing; provided that in no event shall an operating lease be deemed to constitute a Lien.

"Loan Documents" means this Agreement, the Revolving Note and any other agreement reasonably related to the Obligations arising under this Agreement (including any amendment or modification of this Agreement or other Loan Documents).

"Material Adverse Effect" shall mean a material adverse effect on the financial condition, business, or results of operations of the Borrower and its Subsidiaries, taken as a whole.

"Notice of Borrowing" means a notice in substantially the form of Exhibit B.

"Obligations" shall mean the outstanding principal amount of the Revolving Loans, as evidenced by the Revolving Note, all interest accrued and unpaid thereon, and any unpaid fees or reimbursements due the Lender hereunder.

"Permitted Liens" means any of the following with respect to the Borrower or any of its Subsidiaries:

      (a)   Liens for taxes, assessments or governmental charges or levies if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books;

      (b)   Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure the payment of obligations not more than sixty (60) days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books;

      (c)   Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation;

      (d)   Liens existing on property owned or leased by a Person at the time it becomes a Subsidiary of the Borrower;

      (e)   Liens existing on property at the time of the acquisition thereof by the Borrower or any of its Subsidiaries;

      (f)   utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Borrower or its Subsidiaries taken as a whole;

(g)   banker's liens, rights of set-off or similar rights in favor of a depository institution with respect to deposit accounts maintained with a depository institution in the ordinary course of business and securing obligations with respect to the maintenance of such accounts;

(h)   any Lien arising by operation of law in the ordinary course of business in respect of any obligation which is less than sixty (60) days overdue or which is being contested in good faith and by appropriate means and for which adequate reserves have been made;

(i)   Liens created by any of the Borrower or its Subsidiaries over deposits and investments in the ordinary course of its insurance and reinsurance business to comply with the requirements of any regulatory body of insurance or insurance brokerage business; and

(j)   Liens over and limited to the balance of credit balances on bank accounts of the Borrower and its Subsidiaries created in order to facilitate the operation of such bank accounts and other bank accounts of the Borrower and its Subsidiaries on a net balance basis with credit balances and debit balances on the various accounts being netted off for interest purposes.

"Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or Governmental Authority.

"Register" has the meaning assigned thereto in Section 9.07.

"Requirement of Law" means, as to any Person, any law (statutory or common), ordinance, treaty, rule or regulation or determination of an arbitrator or of a Governmental Authority, in each case applicable to or binding upon the Person or any of its property or to which the Person or any of its property is subject.

"Responsible Officer" shall mean the chief executive officer, the president, the chief financial officer, any executive vice president, the treasurer, the secretary and the general counsel of the Borrower, and any other officer of the Borrower having substantially the same authority and responsibility.

"Revolving Credit Commitment" has the meaning assigned thereto in Section 2.01.

"Revolving Credit Termination Date" means March 23, 2012, or such earlier date on which the Revolving Credit Commitment is reduced to zero pursuant to Section 2.10 hereof or terminated in whole pursuant to Section 8.02 hereof.

"Revolving Loan" has the meanings assigned thereto in Section 2.01.

"Revolving Note" has the meaning assigned thereto in Section 2.02.

"Subsidiary" and "Subsidiaries" shall mean, respectively, each and all such corporations, partnerships, limited partnerships, limited liability companies, limited liability partnerships or other entities of which or in which the Borrower owns directly or indirectly more than fifty percent (50%) of (a) the combined voting power of all classes of stock having general voting power under ordinary circumstances to elect a majority of the board of directors of such entity if a corporation, (b) the management authority and capital interest or profits interest of such entity, if a partnership, limited partnership, limited liability company, joint venture or similar entity, or (c) the beneficial interest of such entity, if a trust, association or other unincorporated organization.

"United States" and "U.S." each means the United States of America.

"Unused Revolving Credit Commitment" means, as of any date, the difference between the Revolving Credit Commitment then in effect and the aggregate outstanding principal of Revolving Loans.

"USA Patriot Act" means the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001).

1.02   Other Interpretive Provisions.

(a)   The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)   The words "hereof", "herein", "hereunder" and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and subsection, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(c)   The term "documents" includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced.

(d)   The term "including" is not limiting and means "including without limitation."

(e)   In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including"; the words "to" and "until" each mean "to but excluding", and the word "through" means "to and including."

(f)   The term "property" includes any kind of property or asset, real, personal or mixed, tangible or intangible.

(g)   Unless otherwise expressly provided herein, (1) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document, and (2) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation.

(h)   The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(i)   This Agreement and other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters. All such limitations, tests and measurements are cumulative and shall each be performed in accordance with their terms.

(j)   This Agreement and the other Loan Documents are the result of negotiations among and have been reviewed by counsel to the Lender and the Borrower, and are the products of all parties. Accordingly, they shall not be construed against the Lender merely because of the Lender's involvement in their preparation.

1.03   Accounting Principles. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with GAAP. Calculations and determinations of financial and accounting terms used and not otherwise specifically defined hereunder shall be made and prepared, both as to classification of items and as to amount, in accordance with GAAP as used in the preparation of the Borrower's financial statements of the Borrower on the date of this Agreement. If any changes in accounting principles or practices from those used in the preparation of the financial statements are hereafter occasioned by the promulgation of rules, regulations, pronouncements and opinions by or required by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants (or any successor thereto or agencies with similar functions), which results in a change in the method of accounting in the financial statements required to be furnished to the Lender hereunder or in the calculation of financial covenants, standards or terms contained in this Agreement, the parties hereto agree (if requested by a party hereto) to enter into good faith negotiations to amend such provisions so as equitably to reflect such changes to the end that the criteria for evaluating the financial condition and performance of the Borrower will be the same after such changes as they were before such changes. References herein to "fiscal year" and "fiscal quarter" refer to such periods of the Borrower.

ARTICLE II
THE CREDIT

2.01   Line of Credit. Subject to the terms and conditions of this Agreement, the Lender hereby agrees to make a loan or loans (each a "Revolving Loan" and collectively the "Revolving Loans") in U.S. Dollars from time to time during the period from the Closing Date up to and including the Revolving Credit Termination Date, on a revolving basis in an aggregate amount not to exceed Fifty Million Dollars ($50,000,000.00) (as the same may be reduced from time to time pursuant to Section 2.10, the "Revolving Credit Commitment"). The sum of the aggregate principal amount of Revolving Loans and the aggregate undrawn amount of all outstanding Letters of Credit shall not exceed the Revolving Credit Commitment. Except as otherwise provided in this Agreement and subject to the terms hereof, Revolving Loans may be repaid, in whole or in part, at any time or from time to time and the principal amount thereof re-borrowed before the Revolving Credit Termination Date.

2.02   Revolving Note. The Revolving Loans shall be evidenced by a promissory note ("Revolving Note") by the Borrower payable to the order of the Lender substantially in the form of Exhibit A to this Agreement, in a maximum principal amount equal to the Revolving Credit Commitment. The Borrower hereby irrevocably authorizes the Lender to make (or cause to be made) appropriate notations in the Lender's records, which notations, if made, shall be rebuttably presumptive evidence of the date of, the outstanding principal of, and the interest rate applicable to the Revolving Loans evidenced thereby. The failure of the Lender to make any such notations shall not limit or otherwise affect any Obligations of the Borrower hereunder or under such Notes.

2.03   Procedure for Revolving Loans Borrowing.

(a)   Each Revolving Loan shall be made upon the Borrower's irrevocable written notice delivered (including by way of facsimile transmission and electronic mail) to the Lender in the form of a Notice of Borrowing which notice must be received by the Lender prior to 3:00 p.m. (CT) on the requested Borrowing Date, specifying the amount of the Loan and the requested Borrowing Date, which shall be a Business Day. Each Notice of Borrowing must be signed or e-mailed by a Responsible Officer (each, an "Authorized Representative") designated in a written notice by Borrower to Lender as being authorized to sign or deliver a Notice of Borrowing. The Borrower may from time to time update the list of Authorized Representatives by providing written notice to the Lender.

(b)   In lieu of delivering the above-described Notice of Borrowing, the Borrower may give the Lender telephonic notice by the required time of any proposed Revolving Loan as set forth in subsection (a) above, provided that such telephonic notice shall be promptly confirmed in writing by delivery of a Notice of Borrowing to the Lender on or before the applicable Borrowing Date.

(c)   The proceeds of all Loans will be made available to the Borrower by the Lender on the Borrowing Date by wire transfer in accordance with written instructions provided to the Lender by the Borrower, or by crediting such proceeds to the account (if any) of the Borrower on the books of the Lender and designated in writing by the Borrower to the Lender as the account into which Loan proceeds should be disbursed.

(d)   Any checks or other charges presented against any of the Borrower's accounts with the Lender (if any) for an amount that is in excess of the balance of said account may be treated by the Lender as a request for an advance under the terms of this Agreement, and payment by the Lender of any check may at its option constitute a Revolving Loan pursuant to this Agreement of the amount so paid.

2.04   Mandatory Prepayments of Revolving Loans. The Borrower covenants and agrees that if at any time the then aggregate principal balance of Revolving Loans and outstanding Letters of Credit are in excess of the Revolving Credit Commitment as then determined and computed, the Borrower shall immediately make such repayments of the Revolving Loans as is necessary for the outstanding principal balance to be equal to or les than the Revolving Credit Commitment.

2.05   Maturity of Revolving Loans. The Borrower shall repay to the Lender in full on the Revolving Credit Termination Date (unless prepaid or repayable sooner by acceleration or as otherwise set forth herein) the aggregate principal amount of Revolving Loans outstanding on such date plus all accrued interest and any of the Lender's costs and expenses entitled to reimbursement by the Borrower under this Agreement.

2.06   Letters of Credit.

(a)   As a sub-feature of the Revolving Credit Commitment, the Lender agrees from time to time up to the Revolving Credit Termination Date to issue or cause an Affiliate to issue standby letters of credit for the account of the Borrower to finance the backup of the Borrower's reinsurance program (each a "Letter of Credit"); provided, however, that the aggregate undrawn amount of all outstanding Letters of Credit at any given time shall not exceed Five Million Dollars ($5,000,000.00). The form and substance of each Letter of Credit shall be subject to the approval of the Lender, in its sole discretion, provided, however, that no Letter of Credit shall have an expiration date subsequent to the Revolving Credit Termination Date. The undrawn amount of all outstanding Letters of Credit shall be reserved under the Revolving Credit Commitment and shall not be available for borrowings thereunder. Each Letter of Credit shall be subject to the additional terms and conditions of the Letter of Credit agreements, applications and any related documents required by the Letter in connection with the issuance thereof. Each drawing paid under a Letter of Credit shall be deemed an advance under the Revolving Credit Commitment and shall be repaid by the Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided, however, that if advances under the Revolving Credit Commitment are not available for any reason at the time the drawing is paid, then the Borrower shall pay to the Lender by 3:00 p.m. C.S.T. on the date when such drawing is to be paid, the full amount drawn, and in such event, the Lender, in its sole discretion, may debit any account maintained by the Borrower with the Lender for the amount of such drawing.

(b)   The Borrower's obligation to reimburse the Lender as provided above in Section 2.06(a) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement and the Letter of Credit agreement under any and all circumstances whatsoever and irrespective of (1) any lack of validity or enforceability of any Letter of Credit or any term or provision therein, (2) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue, (3) payment by the Lender under a Letter of Credit against presentation of a draft or other document that doesn't strictly comply with the terms of such Letter of Credit, or (4) any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower's obligations under this Agreement or the relevant Letter of Credit. The Lender shall not have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make payment thereunder or any error, omission, loss or delay in transmission or delivery of any draft, notice or other communication relating to any Letter of Credit, or any error in interpretation of technical terms; provided that the foregoing shall not be construed to excuse the Lender from liability directly resulting from the Lender's gross negligence or willful misconduct as finally determined by a court of competent jurisdiction.

2.07   Interest.

(a)   Each Revolving Loan shall bear interest on the outstanding principal amount thereof from the applicable Borrowing Date at a rate per annum that is equal to the one (1) month London Interbank Offered Rate (LIBOR), as of the Borrowing Date, plus one hundred and eighty (180) basis points per annum; provided, however, that the rate shall be adjusted on the first day of each month (and shall remain in effect for each subsequent day of such month) to equal one (1) month LIBOR, as of such day, plus one hundred and eighty (180) basis points per annum. Any principal amount of Revolving Loans not paid when due, whether at stated maturity, by acceleration, or otherwise, shall bear interest (payable upon demand) from the date when due until said principal amount is paid in full, at a rate per annum equal at all times to two percent (2.00%) plus the rate of interest then in effect pursuant to the immediately preceding sentence, as adjusted from time to time in accordance therewith.

(b)   For purposes of this Agreement, one month LIBOR as of any day shall be the rate that, as of such day, is published in the print edition of *The Wall Street Journal* as one (1) month LIBOR as of such day (or, if such day is not a day on which *The Wall Street Journal* is published, on the next day on which it is published); provided, however, that if one (1) month LIBOR becomes unavailable during the term of any Revolving Loan, the Lender may, in its reasonable discretion, designate an alternate published one-month London interbank offered rate for so long as no such rate is published in *The Wall Street Journal*.

(c)   Interest on the Revolving Loans shall be paid in arrears on each Interest Payment Date. Interest shall also be paid on the date of any prepayment of Revolving Loans for the portion so prepaid and upon payment (including prepayment) in full thereof.

(d)   All computations of interest shall be made by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Interest shall accrue during each period during which interest are computed from the first day thereof to the last day thereof. Each determination of an interest rate by the Lender shall be conclusive and binding on the Borrower and in the absence of manifest error.

2.08   Fees.

(a)   *Closing Fee*. At or prior to the making of the initial Revolving Loan hereunder, the Borrower shall pay to the Lender a one-time closing fee in the amount of Twenty Five Thousand Dollars ($25,000.00).

(b)   *Unused Credit Commitment Fee*. The Borrower shall pay to the Lender an unused commitment fee at the rate per annum equal to 0.375% (computed on the basis of a year of 360 days and the actual number of days elapsed) on the average daily Unused Revolving Credit Commitment. Such commitment fee shall be payable quarterly in arrears on the last day of each March, June, September, and December in each year (commencing on the first such date occurring after the date hereof) and on the Revolving Credit Termination Date, unless the Revolving Credit Commitment is terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.

(c)   *Letters of Credit Fees*. On the date of issuance or extension, or increase in the amount, of any Letter of Credit, the Borrower shall pay to the Lender, a letter of credit fee at a rate per annum equal to one and a half percent (1.50%) applied to the face amount (or increase in the face amount) of the Letter of Credit. In addition, the Borrower shall pay to the Lender standard issuance, drawing, negotiation, amendment, assignment, and other administrative fees for each Letter of Credit as the Lender and the Borrower may agree from time to time.

2.09   Payments by the Borrower.

(a)   Except as otherwise expressly provided herein, all payments by the Borrower shall be made to the Lender at the address set forth on Schedule 9.02, and shall be made in dollars and in immediately available funds, no later than 3:00 p.m. (CT) on the date specified herein. Any payment received by the Lender later than 3:00 p.m. (CT) shall be deemed to have been received on the following Business Day and any applicable interest or fee shall continue to accrue.

(b)   Whenever any payment is due on a day other than a Business Day, such payment shall be made on the following Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be.

(c)   Except as otherwise required by any Requirement of Law, each payment made hereunder with respect to a Loan shall be applied first to the accrued, unpaid interest due on the Loan through the date of payment or the Interest Payment Date, as the case may be, and then to the principal amount due under such Loan and then to any of the Lender's costs and expenses entitled to reimbursement by the Borrower under this Agreement.

2.10   Reduction of Revolving Credit Commitment.

The Borrower may at any time and from time to time permanently reduce the Revolving Credit Commitment in whole or in part upon at least three (3) Business Days' written notice to the Lender, which notice shall specify the amount of any such reduction, provided, however, that the amount of the Revolving Credit Commitment may not be reduced below the sum of the aggregate outstanding principal amount of the Revolving Loans and the aggregate undrawn amount of all outstanding Letters of Credit.

ARTICLE III
CONDITIONS PRECEDENT

3.01   Conditions to Initial Extension of Credit. At or prior to the making of the initial Revolving Loan(s) hereunder, the following conditions precedent shall have been satisfied:

(a)   Loan Documents. The Lender shall have received this Agreement and the Revolving Note properly executed and completed by the Borrower.

(b)   Incumbancy Certificate. A properly executed and completed incumbency certificate containing the name, title and genuine signatures of each of the Authorized Representatives and approved as to form and substance by the Lender;

(c)   Certified Copy of Corporate Resolutions. A certified copy of the resolutions, in substance satisfactory to the Lender, adopted by the Borrower's board of directors approving and authorizing the Corporation's execution of this Agreement and the Revolving Note and the performance any other actions necessary to enter into and perform under this Agreement.

(d)   Opinion of Borrower's Counsel. The Lender shall have received a customary opinion of counsel for the Borrower in form and substance reasonably satisfactory to the Lender and its counsel.

(e)   Financial Covenants. After giving effect to the application of proceeds of all of the Revolving Loans at Closing, the Borrower shall be in compliance with all of the financial covenants set forth in Article VII.

(f)   Borrower's Establishment of Depository Relationship. The Borrower shall have established a depository account with the Lender.

3.02   Conditions to Subsequent Loans. The obligation of the Lender to make Revolving Loans after the Closing Date is subject to the satisfaction of the following conditions precedent on the relevant Borrowing Date:

(a)   Notice of Borrowing. The Lender shall have received (i) a Notice of Borrowing signed by two Authorized Representatives or (ii) telephonic notice in lieu of a Notice of Borrowing.

(b)   Continuation of Representations and Warranties. Each of the Borrower's representations and warranties set forth herein shall be true and correct in all material respects on and as of such Borrowing Date with the same effect as if made on and as of such Borrowing Date (except to the extent such representations and warranties expressly refer or relate to an earlier date, in which case they shall have been true and correct in all material respects as of such earlier date).

(c)   No Existing Default. No Default or Event of Default shall exist or shall result from the making of such Loan.

(d)   No Material Adverse Change. There shall have been no Material Adverse Effect since the date of the most recent financial statements delivered to the Lender pursuant to Section 5.01.

Each Notice of Borrowing (or telephonic notice in lieu thereof) submitted by the Borrower hereunder shall constitute a representation and warranty by the Borrower hereunder, as of the date of each such notice (or telephonic notice in lieu thereof), that the conditions in this <u>Section 3.02</u> are satisfied.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender that:

4.01   <u>Borrower</u>. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa, with full and adequate power to carry on and conduct its business as presently conducted. The Borrower is duly licensed or qualified and is in good standing as a foreign corporation in all jurisdictions wherein the nature of its activities require such qualification or licensing, except where the failure to be so licensed or qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.

4.02   <u>Authorization; Validity</u>. The Borrower has full right, power and authority to enter into this Agreement, to make the borrowings and execute and deliver the Loan Documents to which it is a party as provided herein and to perform all of its duties and obligations under this Agreement and the Loan Documents to which it is a party. The execution and delivery of this Agreement and the Loan Documents will not, nor will the observance or performance of any of the matters and things herein or therein set forth, materially violate or contravene the Articles of Incorporation or bylaws of the Borrower. All necessary and appropriate corporate action has been taken on the part of the Borrower to authorize the execution and delivery of this Agreement and the Loan Documents to which it is a party. No prior authorization, consent, license or exemption from, or filing or registration with, any Governmental Authority, nor any approval or consent of any other Person, is or will be necessary to the valid execution, delivery or performance by the Borrower of any Loan Document, provided that Borrower will file a copy of this Agreement with the Securities and Exchange Commission on Form 8-K. This Agreement and the Loan Documents to which the Borrower is a party are valid and binding agreements and contracts of the Borrower in accordance with their respective terms, subject to applicable bankruptcy, reorganization, moratorium, fraudulent transfer or conveyance, and other similar laws now or hereinafter in effect relating to or affecting creditors' rights generally, and to general principles of equity, regardless of whether enforcement is considered in a proceeding at law or in equity.

4.03   <u>Compliance with Laws</u>. To the knowledge of the Borrower, the nature and transaction of the Borrower's business and operations and the use of its properties and assets, do not violate or conflict with any Requirement of Law, except in each case any such violation or conflict which would not reasonably be expected to have a Material Adverse Effect.

4.04   <u>Environmental Laws</u>. To the knowledge of the Borrower, the operations of the Borrower and each Subsidiary comply with all Environmental Laws and all licenses, permits, certificates, approvals and similar authorizations thereunder, except where any such noncompliance would not reasonably be expected to have a Material Adverse Effect.

4.05   <u>Absence of Breach</u>. The execution, delivery and performance of this Agreement and the Loan Documents shall not, to the knowledge of Borrower, (i) violate any Requirement of Law, order, writ, injunction or decree of any court or Governmental Authority, or (ii) materially conflict with, be materially inconsistent with, or result in any material breach or material default of any of the terms, covenants, conditions, or provisions of any indenture, mortgage, deed of trust, instrument or contract of any kind for the borrowing of money to which the Borrower or any of its Subsidiaries is a party or by which the Borrower or any of its property or assets may be bound, in each case except where any such violation, conflict, breach or default would not reasonably be expected to have a Material Adverse Effect.

4.06   <u>Financial Statements</u>. The consolidated balance sheet of the Borrower as of December 31, 2010 and the related consolidated statements of earnings, changes in stockholders' equity and cash flow for the fiscal year ended on said date, accompanied by a report thereon containing an opinion by the

Borrower's regularly used Certified Public Accountant have been prepared in accordance with GAAP consistently applied, subject to normal year end audit adjustments and the absence of footnotes as therein noted. The aforementioned balance sheet and financial statements present fairly, in all material respects, the financial position of the Borrower and its Subsidiaries as of such date, the results of their operations and cash flow for such period, and all liabilities (whether liquidated, unliquidated, fixed or contingent) of the Borrower and its Subsidiaries that are required to be reflected or reserved against under GAAP. Between the date of the aforementioned balance sheet and financial statements and the Closing Date, there has been no Material Adverse Effect, and the Borrower has not granted any Liens against its assets except for Permitted Liens and the grant of a Lien to Federal Home Loan Bank of Des Moines, Iowa with respect to the FHLB Secured Assets.

4.07   Litigation. To the knowledge of the Chief Executive Officer or Chief Financial Officer of the Borrower, except as set forth in Schedule 4.07, there are no proceedings pending or threatened in writing, prior to the Closing Date, against or affecting the Borrower or any Subsidiary in any court or before any Governmental Authority or arbitration board or tribunal which would reasonably be expected to have a Material Adverse Effect.

4.08   Taxes. All tax returns required to be filed by the Borrower and its Subsidiaries in any jurisdiction have, in fact, been filed, and all taxes, assessments, fees and other governmental charges upon the Borrower or any Subsidiary or upon any of their respective properties, income or franchises, which are shown to be due and payable in such returns have been paid, except in each case where the failure to make such filing or payment would not have a Material Adverse Effect. The Borrower does not know of any proposed additional tax assessment against it for which adequate provision has not been made in its accounts, and no material controversy in respect of additional Federal or state income taxes due since said date is pending or to the knowledge of the Borrower threatened. To the knowledge of the Borrower, the provisions for taxes on the books of the Borrower and its Subsidiaries are adequate for all open years.

4.09   Event of Default. No Default or Event of Default has occurred and is continuing. Neither the Borrower nor any of its Subsidiaries is in default (without regard to grace or cure periods) under any contract or agreement to which it is a party, the effect of which default would reasonably be expected to have a Material Adverse Effect.

4.10   Employee Plan Obligations. The Borrower and its Subsidiaries are in compliance in all material respects with ERISA and the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder, to the extent applicable to it and has not incurred any liability to the Pension Benefit Guaranty Corporation (other than a liability for premiums under ERISA section 4007) or a pension plan subject to Title IV of ERISA. Neither the Borrower nor any Subsidiary has any contingent liabilities with respect to any post-retirement benefits under an ERISA welfare plan, other than liability for continuation coverage described in article 6 of Title I of ERISA. No events of the kinds set forth in ERISA Section 406 and the regulations thereunder (*i.e.*, prohibited transactions) or ERISA Section 4043(c) and the regulations thereunder (*i.e.*, reportable events) have occurred with respect to any ERISA-qualfied pension or profit sharing plan sponsored or maintained by the Borrower or its Subsidiaries, unless (i) waived (in the case of a reportable event) or exempted or approved (in the case of a prohibited transaction) by the appropriate governmental agencies or (ii) the same would not reasonably be expected to have a Material Adverse Effect.

4.11   Governmental Regulation. The Borrower is not, or after giving effect to any Revolving Loan, will not be, subject to registration as an "investment company" under the Investment Company Act of 1940, as amended.

4.12   Anti-Terrorism Law. Neither the Borrower nor any of its Subsidiaries is in violation of any laws relating to terrorism or money laundering, including the regulations administered by the United States Treasury Department's Office of Foreign Asset Control and Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-

56. If requested by the Lender, the Borrower or any of its Subsidiaries will provide any information required by Section 326 of the USA Patriot Act or necessary for the Lender to verify the identity of the Borrower or its Subsidiaries.

4.13   Mercer Insurance Group, Inc. Liens. To the knowledge of the Borrower, there are no existing liens, as of the Closing Date, attached against the property or assets of Mercer Insurance Group, Inc. or any of its subsidiary businesses, except for Permitted Liens of the types set forth in paragraphs (a) – (d), and (f) – (j) of the definition for "Permitted Liens" provided in Section 1.01.

ARTICLE V
AFFIRMATIVE COVENANTS

So long as the Lender shall have any Revolving Credit Commitment to make Revolving Loans hereunder, and until all Obligations hereunder have been satisfied in full, unless the Lender waives compliance in writing:

5.01   Reports. The Borrower will keep, and will cause each Subsidiary to keep, proper books of record and account in which full and correct entries will be made of all dealings or transactions of, or in relation to, the business and affairs of the Borrower or such Subsidiary, in accordance with GAAP, and will furnish to the Lender:

(a)   *10-K*. Within one hundred and twenty (120) days after and as of the end of each fiscal year, a copy of a prepared 10-K report filed with the U.S. Securities and Exchange Commission;

(b)   *10-Q*. Not later than 60 days after and as of the end of each quarter a copy of a prepared 10-Q report filed with the U.S. Securities and Exchange Commission;

(c)   *Notice of Default*. Promptly after a Responsible Officer or general counsel of the Borrower obtains knowledge thereof, a notice of the occurrence of any Default or Event of Default;

(d)   *Litigation*. Promptly after a Responsible Officer or general counsel of the Borrower obtains knowledge thereof, a notice of the existence of any litigation pending or threatened against the Borrower or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect.

(e)   *Requested Information*. With reasonable promptness, such other data and information as the Lender may reasonably request from time to time and in such reasonable detail as the Lender shall require.

5.02   Prepayment of Revolving Loans. The Borrower shall prepay to the Lender in full on the ninth (9th) month anniversary of the Closing Date (unless prepaid or repayable sooner by acceleration or as otherwise set forth herein) the aggregate principal amount of Revolving Loans outstanding on such date plus all accrued interest thereon, unless the Lender agrees otherwise in writing.

5.03   Annual Resting Period. During each calendar year except the 2011 calendar year, the outstanding principal balance of all Revolving Loans and Letters of Credit shall be zero for at least ninety (90) consecutive days within such calendar year, unless the Lender agrees otherwise in writing. Corporate Existence, Etc. The Borrower will preserve and keep in full force and effect, and will cause each Subsidiary to preserve and keep in full force and effect, its existence in good standing and all licenses and permits necessary to the proper conduct of its business, except for the existence and good standing of any Subsidiary or any such licenses and permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that the foregoing shall not prevent any transaction permitted by Section 6.02.

5.06   Taxes, Compliance with Laws. The Borrower will promptly pay and discharge, and will cause each Subsidiary promptly to pay and discharge, all material lawful taxes, assessments and governmental charges or levies imposed upon the Borrower or such Subsidiary, respectively, or upon or in respect of all or any part of the property or business of the Borrower or such Subsidiary, except such

(a) as the Borrower is contesting in good faith through appropriate actions or proceedings to which a bona fide dispute may arise, and (b) for which the Borrower has set aside on its books reserves deemed by it to be adequate with respect thereto and consistent with applicable GAAP.

5.07   Compliance with Laws. The Borrower will comply and will cause each Subsidiary to comply with all Requirements of Law to which it is subject, the violation of which would reasonably be expected to have a Material Adverse Effect or would result in any Lien other than a Permitted Lien.

ARTICLE VI
NEGATIVE COVENANTS

So long as the Lender shall have any Revolving Credit Commitment to make Revolving Loans hereunder or any Revolving Loan or other Obligation shall remain unpaid or unsatisfied, unless the Lender waives compliance in writing:

6.01   Limitation on Liens. Borrower will not, and will not permit any Subsidiary to, create or incur, or suffer to be incurred or to exist, any Lien (other than a Permitted Lien) on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom; provided, however, that notwithstanding the forgoing, the Borrower shall be permitted to grant to Federal Home Loan Bank of Des Moines, Iowa a Lien on the FHLB Secured Assets as security for the Borrower's Debt owed to Federal Home Loan Bank of Des Moines, Iowa.

6.02   Mergers, Consolidations and Sales of Assets. The Borrower will not, and will not permit any Subsidiary to, (i) consolidate with or be a party to a merger with any other Person or (ii) sell, lease, transfer or otherwise dispose of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole; provided, however, that: (1) any Subsidiary may merge or consolidate with or into the Borrower or any other Subsidiary of the Borrower so long as in any merger or consolidation involving the Borrower, the Borrower shall be the surviving or continuing corporation, including in connection with any reorganization to a holding company structure pursuant to which the Borrower becomes a wholly-owned subsidiary of a holding company and the shareholders of the Borrower immediately prior to such reorganization become the shareholders of such holding company upon the reorganization; (2) any other Person may merge or consolidate with or into the Borrower so long as the Borrower shall be the surviving or continuing corporation; (3) any other Person may merge or consolidate with or into any Subsidiary, and any Subsidiary may merge or consolidate with or into any other Person, so long as the surviving or continuing corporation shall be a Subsidiary; and (4) any Subsidiary may sell, lease, transfer or otherwise dispose of all or any portion of its assets (including, without limitation, pursuant to the dissolution thereof) to the Borrower or to any wholly-owned Subsidiary.

6.03   Guaranties. The Borrower will not, and will not permit any Subsidiary to, become or be liable in respect of any Guaranty if the incurrence of such Guaranty would cause Section 7.02 to be breached on a pro forma basis.

6.04   New Debt. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Debt except (a) the Debt incurred pursuant to this Agreement, (b) the Debt for borrowed money owed to the Federal Home Loan Bank of Des Moines, Iowa, in the approximate principal amount of Thirty Million Dollars ($30,000,000.00) incurred in relation to the closing on the Borrower's acquisition of the Mercer Insurance Group, Inc. and its subsidiaries, (c) Debt in existence prior to the Closing Date which the Borrower has disclosed in writing to the Lender, (d) Debt incurred by the Borrower to satisfy the Borrower's covenant set forth in Section 5.02 of this Agreement and (e) any other Debt the incurrence of which would not cause Section 7.02 to be breached on a pro forma basis.

ARTICLE VII
FINANCIAL COVENANTS

So long as the Lender shall have any Revolving Credit Commitment to make Revolving Loans hereunder or any other Obligation shall remain unpaid or unsatisfied, unless the Lender shall waive compliance in writing:

7.01   <u>A.M. Best Rating</u>. The Borrower shall maintain at all times an A.M. Best Rating of A, and the Borrower's Subsidiary United Life Insurance Company shall maintain an A.M. Best Rating of A- at all times.

7.02   <u>Debt to Capitalization Ratio</u>. The Borrower's Debt to Capitalization Ratio shall not be greater than 0.25:1 at the end of any fiscal quarter.

7.03   <u>Total Stockholders Equity</u>. The Borrower's Consolidated Total Stockholders Equity shall be at least Six Hundred Fifty Million Dollars ($650,000,000.00) at all times.

ARTICLE VIII
EVENTS OF DEFAULT

8.01   <u>Event of Default</u>. Any of the following shall constitute an "<u>Event of Default</u>":

(a)   <u>Nonpayment of Obligations</u>. The Borrower fails to pay any principal or interest on the Revolving Note when due. Alternatively, the Borrower fails to pay any of the other Obligations in each case when due, and such failure continues for five (5) Business Days after notice from the Lender that such amount was not paid when due.

(b)   <u>Other Payment Default</u>. Default shall be made in the payment when due (whether by lapse of time, by declaration, by call for redemption or otherwise) of the principal of or interest on any Debt (other than the Revolving Loans, Letters of Credit and the Revolving Notes) of the Borrower or any Subsidiary with an aggregate principal amount of One Million Dollars ($1,000,000.00) or more, and such default shall continue beyond the period of grace, if any, allowed with respect thereto.

(c)   <u>Cross Acceleration</u>. Default or the happening of any event shall occur under any indenture, agreement or other instrument under which any Debt of the Borrower or any Subsidiary may be issued (other than the Revolving Loans, Letters of Credit and the Revolving Note) with an aggregate principal amount of One Million Dollars ($1,000,000.00) or more, and such Debt outstanding thereunder shall have been declared due and payable on account of such default or event.

(d)   <u>Other Default</u>. Default shall occur in the observance or performance of any covenant, agreement, term or condition of this Agreement or any other Loan Document which is not remedied within thirty (30) days after the earlier of (i) the fifth (5th) day after the date on which a Responsible Officer first obtains knowledge of such default or (ii) the day on which written notice thereof is given to the Borrower by the Lender; provided that if any such default (other than one curable by the payment of money) may be cured, but not within such thirty (30) day period, it shall not constitute an Event of Default hereunder if the Borrower promptly commences to cure such default, diligently pursues such cure to completion and such default is in fact cured within sixty (60) days thereafter.

(e)   <u>Representations and Warranties</u>. Any written representation or warranty made by the Borrower herein, or any Loan Document or any written statement or certificate furnished by the Borrower in connection with the consummation of the issuance of the Revolving Note or furnished by the Borrower pursuant hereto, is untrue in any material respect as of the date of the issuance or making thereof.

(f)   <u>Judgment</u>. Final judgment or judgments for the payment of money aggregating in excess of One Million Dollars ($1,000,000.00) (not covered by insurance (other than the deductible)) is or are outstanding against the Borrower or any Subsidiary or against any property of either and any one or more of such judgments aggregating at least One Million Dollars ($1,000,000.00) (not covered by insurance (other than the deductible)) have remained unpaid, unvacated, unbonded or unstayed by appeal or otherwise for a period equal to the longer of (i) sixty (60) days from the date of its entry or (ii) the expiration of the period during which no judgment creditor of the Borrower or such Subsidiary may execute such judgment against any such property.

(g) <u>Involuntary Bankruptcy</u>. A decree or order by a court having jurisdiction in the premises shall have been entered adjudging the Borrower or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Borrower or any Subsidiary under the U.S. federal bankruptcy laws, or any other similar applicable law, and such decree or order shall have continued undischarged or unstayed for a period of sixty (60) days from its date of entry or such petition shall remain undischarged for a period of sixty (60) days from the date of filing thereof; or a decree or order of a court having jurisdiction in the premises for the winding up or liquidation of the Borrower or any subsidiary, the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Borrower or any Subsidiary or of a substantial part of its property, shall have been entered, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days; or any substantial part of the property of the Borrower or any Subsidiary shall be sequestered or attached and shall not be returned to the possession of the Borrower or Subsidiary or released from such attachment within sixty (60) days thereafter.

(h) <u>Insolvency</u>. The Borrower or any Subsidiary is generally not paying its debts as they become due or shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the U.S. federal bankruptcy laws, or any other similar applicable law, or shall consent to the filing of any such petition or to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of a substantial part of its property, or shall make a general assignment for the benefit of creditors.

(i) <u>Change of Control</u>. Any Change of Control shall occur. For the avoidance of doubt, a Change of Control shall not be deemed to have occurred as a result of a reorganization by the Borrower to a holding company structure pursuant to which the Borrower becomes a wholly-owned subsidiary of a holding company and the shareholders of the Borrower immediately prior to such reorganization become the shareholders of such holding company upon the reorganization.

8.02   <u>Remedies</u>. If any Event of Default occurs and is continuing, the Lender may: (a) declare the unpaid principal amount of all outstanding Revolving Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which the Borrower hereby expressly waives; (b) demand that the Borrower pay to the Lender the full amount then available for drawing under each or any Letter of Credit, and the Borrower agrees to immediately make such payment and acknowledge and agree that the Lender would not have an adequate remedy at law for failure by the Borrower to honor any such demand and that the Lender shall have the right to require the Borrower to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any Letter of Credit; and (c) exercise all rights and remedies available to the Lender under the Loan Documents, at equity or under applicable law; provided, however, that upon the occurrence of any event specified in subsection (g) or (h) of <u>Section 8.01</u> (in the case of clause subsection (g) upon the expiration of the sixty (60) day period mentioned therein), the obligation of the Lender to make Loans shall automatically terminate and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without presentment, demand, notice or further act of the Lender, and Borrower shall immediately pay to the Lender the full amount then available for drawing under all outstanding Letters of Credit.

8.03   <u>Rights Not Exclusive</u>. The rights provided for in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law or in equity, or under any other instrument, document, or agreement now existing or hereafter arising.

ARTICLE IX
MISCELLANEOUS

9.01   <u>Amendments and Waivers</u>. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent with respect to any departure by the Borrower therefrom, shall be effective unless the same shall be in writing and signed by the Lender and the Borrower, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure to exercise and no delay in exercising, on the part of the Lender, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9.02   <u>Notices</u>.

(a)   Except as otherwise expressly permitted by the terms hereof, all notices, requests, consents, approvals, waivers and other communications shall be in writing (which may include, unless the context expressly otherwise provides, by facsimile transmission and electronic mail) and mailed, faxed, electronically mailed, or delivered, to the address, facsimile number or e-mail address specified for notices on <u>Schedule 9.02</u>; or, as directed to the Borrower or the Lender, to such other address as shall be designated by such party in a written notice to the other party, and as directed to any other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Lender.

(b)   All such notices, requests and communications shall, when transmitted by overnight delivery, electronic mail or faxed, be effective when delivered for overnight (next-day) delivery, or transmitted in legible form by electronic mail or facsimile machine, respectively, or if mailed, upon the third Business Day after the date deposited into the U.S. mail, or if delivered, upon delivery; except that notices pursuant to <u>Article II</u> to the Lender shall not be effective until actually received by the Lender at the address specified for the Lender in <u>Schedule 9.02</u> hereof.

(c)   Any agreement of the Lender herein to receive certain notices by telephone or facsimile is solely for the convenience and at the request of the Borrower. The Lender shall be entitled to rely on the authority of any Person purporting to be a Person authorized by the Borrower to give such notice, and Lender shall not have any liability to the Borrower or other Person on account of any action taken or not taken by the Lender in reliance upon such telephonic or facsimile notice. The obligation of the Borrower to repay the Revolving Loans shall not be affected in any way or to any extent by any failure by the Lender to receive written confirmation of any telephonic or facsimile notice or the receipt by the Lender of a confirmation which is at variance with the terms understood by the Lender to be contained in the telephonic or facsimile notice.

9.03   <u>Costs and Expenses</u>.

(a)   The Borrower shall pay or reimburse the Lender on demand for all reasonable and documented costs and expenses, including attorneys' fees, incurred by the Lender in connection with the development, preparation, delivery, administration and execution of, and any amendment, supplement, waiver or modification to (in each case, whether or not consummated), this Agreement, the Revolving Note, any other Loan Document and any other documents prepared in connection herewith or therewith, the Revolving Loans and any transaction contemplated hereby and thereby.

(b)   If at any time or times hereafter the Lender: (i) employs counsel for advice or other representation (1) with respect to this Agreement or the other Loan Documents, (2) to represent the Lender in any litigation, contest, dispute, suit or proceeding or to commence, defend, or intervene or to take any other action in or with respect to any litigation, contest, dispute, suit, or proceeding (whether instituted by the Lender, the Borrower, or any other Person) in any way relating to this Agreement or the other Loan Documents, or (3) to enforce any rights of the Lender against the Borrower or any other Person that may be obligated to the Lender by virtue of this Agreement or the other Loan Documents; or (ii) attempts to or enforces any of the Lender's rights or remedies under the Agreement or the other Loan Documents, the reasonable and documented out-of-pocket costs and expenses incurred by the Lender in any manner or way with respect to the foregoing, shall be payable by the Borrower to the Lender on demand.

9.04   Borrower Indemnification.

(a)   If the transactions herein contemplated are consummated, the Borrower agrees to indemnify the Lender from and against any loss, liability, penalty, and expense incurred by the Lender by reason of any investigation, litigation, or other proceeding brought against the Lender which is based solely or primarily upon the Lender being a party to this Agreement, other than any such investigation, litigation, or other proceeding brought by the Borrower or any of its Subsidiaries or Affiliates, and other than any investigation, litigation, or other proceeding that results in a judgment against the Lender based on the Lender's gross negligence, bad faith or willful misconduct. In case a claim shall be made or any action shall be brought against the Lender in respect of which indemnity can be sought against the Borrower pursuant to this Section 9.04, the Lender shall promptly notify the Borrower in writing, and, subject to the proviso of this sentence, the Borrower shall have the right to assume the defense thereof, including the employment of counsel chosen by the Borrower, the payment of all expenses and the right to negotiate and consent to settlement; provided, however that notwithstanding the foregoing, the Lender shall retain the right to employ the Lender's own counsel if and to the extent that the Lender is advised by counsel that the representation of both the Borrower and the Lender by the same counsel is improper due to an actual or potential conflict of interest. The Borrower shall not be liable for any settlement of any such claim or action against an indemnified Person effected without the Borrower's prior written consent, such prior written consent not to be unreasonably withheld by the Borrower. Further, the Borrower shall only be liable for any final judgment rendered against an indemnified Person in any such action if and to the extent that such judgment has been upheld on appeal or as to which, with the Borrower's prior written consent, such prior written consent not to be unreasonably withheld by the Borrower, the indemnified Person has allowed all of its rights to appeal expire without effecting any such appeal.

(b)   The agreements in this Section 9.04 shall survive payment of all other Obligations for a period of two (2) years provided, however, that if any lawsuit covered by Section is in effect at the end of such two (2) year period, this Section shall survive until the conclusion of such lawsuit.

9.05   Payments Set Aside. To the extent that the Borrower makes a payment to the Lender, or the Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any action or proceeding relating to bankruptcy, insolvency, liquidation, receivership or winding-up or otherwise, then to the extent of such recovery the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred.

9.06   Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Lender and any assignment by the Lender shall be subject to the terms of Section 9.07.

9.07   Assignments; Participants.

(a)   The Lender may at any time sell, assign, transfer and delegate to one or more of its Affiliates or its successors-in-interest pursuant to a merger, consolidation, acquisition or other reorganization, without the written consent of the Borrower, all or any part of the Revolving Loans, the Revolving Credit Commitment and the other rights and obligations of the Lender hereunder. Additionally, during the existence and continuance of an Event of Default, without the consent of the Borrower, the Lender may sell, assign, transfer and delegate all or any part of the Revolving Loans and the other rights and obligations of the Lender hereunder to one or more commercial banks or other financial institutions which is an "exempt recipient" as defined in Treasury Regulation Section 1.6049-4(c) and organized under the laws of the United States, or any state thereof, and which has a combined capital and surplus of at least $100,000,000. Any other sale, assignment, transfer of delegation by the Lender shall require the prior written consent of the Borrower. Each Person to whom the Lender assigns or transfers the Revolving Loans, Revolving Credit Commitment and/or the other rights and obligations of the Lender hereunder in accordance with this Section 9.07(a) shall be referred to herein as an "Assignee."

(b)   From and after the date that the Lender and such Assignee have executed a written instrument of assignment and acceptance, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment and acceptance, shall have the rights and obligations of the Lender under the Loan Documents, and (ii) the Lender, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, shall relinquish its rights and be released from its obligations under the Loan Documents. Immediately upon execution of any such assignment and acceptance, this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Revolving Credit Commitment arising therefrom. The Revolving Credit Commitment allocated to any Assignee shall reduce such Revolving Credit Commitment of the assigning Lender pro tanto.

(c)   The Lender, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices a register meeting the requirements of Treasury Regulation Section 5f.103.1(c) for the recordation of the names and addresses of and the amounts of principal and interest owing to each Assignee (the "Register"). The entries in the Register shall be conclusive absent manifest error, and the Borrower and the Lender may treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice.

(d)   *Participants*. The Lender shall have the right, in its discretion and at its own cost, to grant participations (to be evidenced by one or more agreements or certificates of participation) in the Revolving Loans made and Revolving Credit Commitment held by the Lender at any time and from time to time to one or more other Persons; provided that (i) no such participation shall relieve the Lender of any of its obligations under this Agreement, and the Lender's obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto or thereto for the performance of such obligations, (iii) the Borrower shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement, and (iv) no such participant shall have any rights under this Agreement except as provided in this Section. Any agreement pursuant to which such participation is granted shall provide that the Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower under this Agreement and the other Loan Documents. In addition, any such agreement shall expressly provide that the participant is bound by the terms of Section 9.14 hereof. The Borrower authorizes the Lender to disclose to any participant or prospective participant under this Section any financial or other information pertaining to the Borrower or any Subsidiary, subject to such participant's or prospective participant's agreement to be bound by Section 9.14 hereof.

9.08   Tax Forms. To the extent necessary to exempt payments under this Agreement from United States federal withholding tax, the Lender and any Assignee shall promptly deliver to the Borrower two (2) properly completed and duly executed copies of the appropriate United States Internal Revenue Service forms (and related supporting documentation or certifications) establishing that the Lender or Assignee is exempt from United States federal income withholding tax.

9.09   Set-off.. In addition to any rights and remedies of the Lender provided by law, if the Revolving Loans have been accelerated, the Lender is authorized at any time and from time to time, without prior notice to the Borrower, any such notice being waived by the Borrower to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, the Lender to or for the credit or the account of the Borrower against any and all Obligations owing to the Lender, now or hereafter existing, irrespective of whether or not the Lender shall have made demand under this Agreement or any Loan Document and although such Obligations may be contingent or unmatured. The Lender agrees promptly to notify the Borrower after any such set-off and application made by the Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

9.10   Counterparts. This Agreement may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute but one and the same instrument.

9.11   Severability. The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or agreement required hereunder.

9.12   No Third Parties Benefited. This Agreement is made and entered into for the sole protection and legal benefit of the Borrower and the Lender (including Lender's officers, agents, attorneys-in-fact and Affiliates), and their permitted successors and assigns, and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any of the other Loan Documents.

9.13   Governing Law and Jurisdiction.

(a)   THIS AGREEMENT AND THE REVOLVING NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF IOWA.

(b)   ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT, THE REVOLVING NOTE OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF IOWA OR OF THE UNITED STATES FOR THE NORTHERN DISTRICT OF IOWA, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE BORROWER AND THE LENDER'S CONSENT, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH OF THE BORROWER AND THE LENDER IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO. THE BORROWER AND THE LENDER EACH WAIVE PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY IOWA LAW.

9.14   Confidentiality.

(a)   The Borrower and the Lender hereby agree and acknowledge that any and all information relating to the Borrower which is furnished by the Borrower to the Lender (or to any Affiliate of the Lender) or otherwise obtained pursuant to this Agreement (collectively, "Borrower Information"), shall be kept confidential by the Lender or such Affiliate in accordance with this section and applicable law; provided, however, that, subject to subsection (b) below, the Lender may disclose such Borrower Information (i) at the request or pursuant to any requirement of any Governmental Authority to which the Lender is subject or in connection with an examination of the Lender by any such authority; (i) pursuant to subpoena or other court process; (iii) when required to do so in accordance with the provisions of any applicable Requirement of Law; (iv) to the extent reasonably required in connection with any litigation or proceeding to which the Lender may be party; (v) to the Lender's independent auditors and other professional advisors; (vi) to any Assignee, actual or potential, provided that such Person agrees in writing to keep such information confidential to the same extent required of the Lender hereunder; and (viii) as to the Lender or its Affiliates, as expressly permitted under the terms of any other document or agreement regarding confidentiality to which the Borrower or any Subsidiary is party with the Lender or its Affiliates. The Borrower and the Lender further agree that this section shall survive the termination of this Agreement.

(b)   In the event that any Person subject to the confidentiality provisions of this section is requested or becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to make any disclosure of Borrower Information, such Person must (unless legally unable to do so) provide the Borrower with prompt notice of such request(s) (prior to such disclosure) so that the Borrower (with the assistance of such Person if requested by the Borrower) may seek an appropriate protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained with respect to Borrower Information, or such Person is unable to legally provide the notice to the Borrower required by the immediately preceding sentence, such Person may furnish that portion (and only that portion) of the Borrower Information which, in the written opinion of counsel reasonably acceptable to the Borrower, such Person is legally compelled to disclose and such Person shall use all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such Borrower Information so disclosed.

9.15   Entire Agreement. This Agreement together with the schedules and exhibits attached hereto, the Revolving Note and the other Loan Documents constitute the entire agreement of the parties with respect to the subject matter hereof and shall supersede any prior expressions of intent or understanding with respect to this transaction.

9.16   USA Patriot Act. The Lender is subject to the requirements of the USA Patriot Act and hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lender to identify the Borrower in accordance with the USA Patriot Act.

9.17   Conflicting Loan Documents. Notwithstanding anything else to the contrary in this Agreement, in the event of any conflict or inconsistency between the terms hereof and the terms of any other Loan Document, the terms hereof shall control.

[Signature Page Follows]

[SIGNATURE PAGE TO CREDIT AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered in Cedar Rapids, Iowa by their proper and duly authorized officers as of the day and year first above written.

BORROWER:

UNITED FIRE & CASUALTY COMPANY

By: /s/ Michael Wilkins

Michael Wilkins, Executive Vice President

By: /s/ Dianne Lyons

Dianne Lyons, Vice President/CFO

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered in Cedar Rapids, Iowa by their proper and duly authorized officers as of the day and year first above written.

LENDER:

BANKERS TRUST COMPANY

By: /s/ Patrick J. Deignan
      Patrick J. Deignan, Executive Vice President

EXHIBIT A
FORM OF REVOLVING NOTE

REVOLVING NOTE

$50,000,000.00 March 24, 2011
Cedar Rapids, Iowa

The undersigned, for value received, promises to pay to the order of Bankers Trust Company, of Cedar Rapids, Iowa (the "Lender") at the Lender's principal office in Cedar Rapids, Iowa, the aggregate unpaid amount of all Revolving Loans made to the undersigned by the Lender pursuant to the Credit Agreement referred to below (as shown in the records of the Lender), such principal amount to be payable on the date set forth in the Credit Agreement.

The undersigned further promises to pay interest on the unpaid principal amount of each Revolving Loan from the date of such Loan until such Loan is paid in full, payable at the rate(s) and at the time(s) set forth in the Credit Agreement. Payments of both principal and interest are to be made in lawful money of the United States of America.

This Note evidences indebtedness incurred under, and is subject to the terms and provisions of the Credit Agreement, dated as of March 24, 2011 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement," capitalized terms not otherwise defined herein are used herein as defined in the Credit Agreement), among the undersigned and the Lender to which such Credit Agreement reference is hereby made for a statement of the terms and provisions under which this Note may or must be paid prior to its due date or its due date accelerated.

This Note is made under and governed by the laws of the State of Iowa applicable to contracts made and to be performed entirely within such State.

UNITED FIRE & CASUALTY

By: ____
Michael Wilkins, Executive Vice President

By: ____
Dianne Lyons, Vice President/CFO

EXHIBIT B
NOTICE OF BORROWING

To: Bankers Trust Company ("<u>Lender</u>"), pursuant to that certain Credit Agreement dated as of March 24, 2011 (as extended, renewed, amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "<u>Credit Agreement</u>") among United Fire & Casualty Company (the "<u>Borrower</u>") and the Lender.

Ladies and Gentlemen:

The undersigned, refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably of the below specified Revolving Loan to be borrowed:

1.   The Borrowing Date of the proposed Revolving Loan is _____, 201__.

2.   The aggregate amount of the proposed Revolving Loan is $_____.

The undersigned hereby certifies that each of the conditions precedent to the proposed Revolving Loan set forth in the Credit Agreement are or shall be satisfied in all material respects as of the Borrowing Date.

United Fire & Casualty Company

By: _____

Dianne Lyons, VP/CFO

EXHIBIT C

LIST OF FHLB SECURED ASSETS

CUSIP	Maturity	Description	Par Value
313372-6H-2	Dec-17	Federal Home Loan Bank	3,000,000.00
3134G1-PG-3	Aug-15	Freddie Mac	5,000,000.00
3134G1-RH-9	Aug-15	Freddie Mac	5,000,000.00
3136FM-2W-3	Aug-17	Fannie Mae	5,000,000.00
3136FM-S6-2	Jul-16	Fannie Mae	5,000,000.00
3136FP-KP-1	Sep-20	Fannie Mae	5,000,000.00
3136FP-MK-0	Oct-20	Fannie Mae	5,000,000.00

SCHEDULE 4.07

<u>LITIGATION</u>

The Borrower been named as a defendant in various lawsuits, including actions seeking certification from the court to proceed as a class action suit and actions filed by individual policyholders, relating to disputes arising from damages that occurred as a result of Hurricane Katrina in 2005. As of December 31, 2010, there were approximately 90 individual policyholder cases pending and four class action cases pending.

Several actions pending against various insurers, including us, were consolidated for purposes of pre-trial discovery and motion practice under the caption In re Katrina Canal Breaches Consolidated Litigation, Civil Action No. 05-4182 in the United States District Court, Eastern District of Louisiana. In August 2009, the federal trial court ruled in that case that certification of policyholder claims as a class would be inappropriate. The Federal Fifth Circuit Court of Appeals affirmed the denial of class certification. Federal court rulings in that case are not binding on state courts, which do not have to follow the federal court ruling on class certification.

Following an April 2008 Louisiana Supreme Court decision finding that flood damage was clearly excluded from coverage, both state and federal courts have been reviewing pending lawsuits seeking class certification and other pending lawsuits in order to expedite pre-trial discovery and to move the cases towards trial. In 2010, we concluded 130 of the approximately 215 lawsuits that were pending at December 31, 2009. Five new lawsuits were filed in 2010 against us, alleging entitlement to additional insurance recovery as a result of Katrina-related damage.

In July 2008, Lafayette Insurance Company, a Subsidiary, participated in a hearing in St. Bernard Parish, Louisiana, after which the court entered an order certifying a class defined as all Lafayette Insurance Company personal lines policyholders within an eight parish area in and around New Orleans who sustained wind damage as a result of Hurricane Katrina and whose claims were at least partially denied or allegedly misadjusted. We appealed this order, and in a decision dated, November 30, 2010, the Louisiana Supreme Court ruled that certification of the class was improper and remanded the matter to the trial court for a determination of the merits of the claims of individually identified policyholders.

We are a defendant in two lawsuits filed in the Superior Court of New Jersey of Mercer County, Chancery Division, relating to our proposed acquisition of Mercer Insurance Group, Inc. ("<u>Mercer</u>"). Each of the lawsuits was filed as a class action on behalf of all of Mercer's stockholders and alleges, among other things, that the consideration that stockholders will receive in connection with the merger is inadequate, that Mercer's directors breached their fiduciary duties to stockholders in negotiating and approving the merger agreement, and that we aided and abetted the breach of fiduciary duty by Mercer's directors. The Borrower, Mercer and the plaintiffs in the lawsuits entered into a memorandum of understanding dated as of March 4, 2011, regarding settlement of the lawsuits. In connection with the settlement, the parties agreed that Mercer would make certain disclosures to its shareholders relating to the proposed Merger, in addition to the information contained in the Proxy Statement, which mercer did on March 4, 2010. The memorandum of understanding also contemplates that the parties will seek to enter into and present to the Court a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including Court approval.

On March 14, 2011, Mercer received a letter from Meredith, Weinstein & Numbers, LLP indicating that the firm has been retained to represent a class of policyholders who purchased polices through one or more agents of Financial Pacific Insurance Company ("FPIC"), a subsidiary of Mercer. The policyholders allege that these agents represented themselves as brokers, and charged and received broker fees in violation of California law. Brown & Brown of California, Inc. is specifically identified as one such agent. According to the letter, the firm believes that FPIC sold as many as 10,000 business owners policies per year over the last four years, and that policyholders were charged an average broker fee of $350 per policy, for a an aggregate total of $14 million in unlawful fees. The class seeks restitution, attorneys' fees and costs.

Notwithstanding the disclosure set forth in this schedule, nothing herein constitutes an admission on the part of the Borrower that any pending or threatened litigation set forth herein will or may reasonably be expected to have a Material Adverse Effect.

SCHEDULE 9.02
<u>NOTICES</u>

<u>Lender:</u>

Bankers Trust Company

Attn: Pat Deignan, Executive Vice President

221 3rd Avenue SE, Suite 150

Cedar Rapids, IA 52401

Facsimile: (319) 366-0509

<u>Borrower:</u>

United Fire & Casualty Company

Attn: Dianne Lyons, CFO

118 2nd Avenue SE

Cedar Rapids, IA 52401-1253

Facsimile:

COPY





#1131

RECEIVED
FEB 7 2011
FEDERAL HOME LOAN
BANK OF DES MOINES

Advances, Pledge and Security Agreement

Delivery

This Advances, Pledge and Security Agreement ("Agreement"), effective this _4th_ day of _February_ , 20_11_ is entered between _United Life Insurance Company_ ("Member"), with principal offices at _Cedar Rapids, Iowa_ , and the Federal Home Loan Bank of Des Moines ("Bank"), with principal offices in Des Moines, Iowa.

WHEREAS, the Bank may from time to time make available extensions of credit to the Member ("Advances"), in accordance with the Federal Home Loan Bank Act, the regulations and directives of the Federal Housing Finance Agency, the Confirmations issued hereunder, and the policies and procedures currently set forth in the Bank's Member Products Policy, as amended, superseded or replaced by the Bank's Board of Directors from time to time, and the Bank's Credit and Collateral Procedures, as amended, superseded or replaced by the Bank's management from time to time (collectively referred to herein as the "Member Policies and Procedures");

WHEREAS, the Member desires, from time to time, to obtain Advances from the Bank in accordance with the terms and conditions of this Agreement, the Confirmations issued hereunder and the Member Policies and Procedures; and

WHEREAS, the Bank requires that all Advances, and all other indebtedness, arising from any and all obligations or liabilities of the Member to the Bank be secured pursuant to this Agreement, and the Member agrees to provide such security;

NOW THEREFORE, for good and valuable consideration, intending to be legally bound, and with respect to each and every such Advance, the Bank and the Member agree as follows:

Section 1. Applications. The Member shall request an Advance in such form as shall be specified by the Bank. Nothing contained in this Agreement or the Member Policies and Procedures shall be construed as an agreement or commitment by the Bank to grant any Advance hereunder. The Bank expressly reserves its right and power to either grant or deny in its sole discretion any Advance.

Section 2. Confirmation of Advance. Each Advance, and, except as otherwise provided, all other indebtedness, shall be evidenced by a writing or electronic record, in such form or forms as may be determined by the Bank from time to time ("Confirmation"), issued by the Bank to the Member. The Member and the Bank shall be bound by the terms and conditions set forth herein, in the Confirmation and in the Member Policies and Procedures. Any inconsistencies between the terms and conditions of a Confirmation, this Agreement, any funding agreement, if applicable, or the Member Policies and Procedures, shall be resolved in favor of this Agreement.

Section 3. Payment to the Bank. The Member shall repay each Advance and make payments of interest thereon and any and all costs, expenses, fees and penalties relating thereto as specified herein and in the Member Policies and Procedures and the related Confirmation. All payments shall be made at the office of the Bank in Des Moines, Iowa, or at such other place as the Bank, or its successors or assigns, may from time to time appoint in writing.

The Member shall maintain in its demand deposit account(s) with the Bank (collectively, the "Demand Deposit Account") an amount at least equal to the amounts then currently due and payable to the Bank on outstanding Advances. The Member hereby authorizes the Bank to debit the Demand Deposit Account for all amounts due and payable to the Bank on any Advance or other indebtedness. If the amount in the Demand Deposit Account is, at any time, insufficient to pay such due and payable amounts, the Bank may, without notice to the Member, apply any other funds or assets then in the possession of the Bank to the payment of such amounts.

Past due payments of principal, interest, or other amounts payable in connection with any Advance may, at the option of the Bank, bear interest until paid at a default rate that is 3% per annum higher than the then current rate being charged by the Bank for Advances.

Section 4. Creation of Security Interest in Collateral.

A. As collateral security for any and all Advances and other indebtedness, the Member hereby assigns, transfers, pledges and grants a security interest to the Bank, its successors or assigns all of the following (collectively, the "Collateral"):

1. all Capital Stock of the Bank now or hereafter owned by Member, and all deposit accounts now or hereafter maintained by the Member with the Bank; and

2. such property of Member as is described on a Collateral Listing substantially in the form of Exhibit A or in such other form as may be determined by the Bank from time to time, transmitted from time to time by Member to Bank and delivered by Member to Bank as collateral hereunder and identified as such.

The Member shall promptly deliver the Collateral to the Bank or its authorized agents, in the manner specified by the Member Policies and Procedures or as otherwise specified in writing by the Bank.

B. The Member undertakes and agrees to keep and maintain at all times Collateral (exclusive of Bank Capital Stock and Member's deposit accounts) which has an Advance

Equivalency sufficient to fully secure its Advances. Advance Equivalency is calculated by applying commercially reasonable Collateral Maintenance Levels to the fair market value or book value of Collateral. The Member acknowledges that the Bank may increase such Collateral Maintenance Levels, in a commercially reasonable and nondiscriminatory manner as determined by the Bank, by providing written notice of any such increase to the Member at least thirty (30) calendar days prior to implementing the same.

C. The Bank agrees to allow the Member to withdraw any Collateral specified in a written request to the Bank, provided that the Bank reasonably determines that the remaining Collateral (exclusive of Bank Capital Stock and Member's deposit accounts), after giving effect to such withdrawal, has an Advance Equivalency at least equal to Member's Advances.

D. The Member agrees to make, execute and deliver to the Bank such assignments, endorsements, listings, powers, or other documents or instruments, or to take any such other measures as the Bank may reasonably request in order to protect its security interest in the Collateral. The Member authorizes the Bank to file any and all financing statements and amendments thereto as the Bank reasonably deems desirable to perfect and protect its security interest in the Collateral.

E. The Member agrees to provide any information regarding the Collateral reasonably requested by the Bank and to make its books and records available to the Bank audits or verification pursuant to Section 9.

F. Member agrees to provide any information requested by the Bank in connection with an Advance or Collateral and any information contained in any status report, schedule, or other documents requested or required hereunder and any other information given from time to time by the Member as to each item of Collateral.

G. Unless otherwise directed by the Member, the Bank undertakes and agrees to transfer all income received by the Bank on any Collateral to the Member's Demand Deposit Account. Notwithstanding the foregoing, however, in the event that a default as described in Section 6 has occurred and is continuing, the Bank shall directly apply any such income received in satisfaction of the amount in default.

H. The sole duty of the Bank with respect to any Collateral delivered by the Member shall be to use reasonable care in the custody and preservation of the Collateral.

Section 5. Covenants. The Member represents, warrants, and covenants to the Bank, which representations, warranties, and covenants shall be deemed to be repeated at all times until the termination of this Agreement:

A. No Event of Default, as defined in Section 6, with respect to the Member has occurred and is continuing or would occur as a result of the Member entering into or performing its obligations under this Agreement or any Advance.

B. The Member owns and has marketable title to the Collateral free and clear of any and all liens, claims, or encumbrances of any kind, and has the right and authority to grant a security interest in the Collateral and to subject all of the Collateral to this Agreement.

C. All of the Collateral meets the standards and requirements with respect thereto established by the Member Policies and Procedures.

D. The Member at all times maintains and accurately reflects the terms of this Agreement, including the Bank's interest in Collateral, and all Advances and other indebtedness on its books and records.

E. The Member has the full power and authority and has received all corporate and governmental authorizations and approvals as may be required to enter into and perform its obligations under this Agreement and any Advance.

Section 6. Events of Default. The Bank may consider the Member in default hereunder upon the occurrence of any of the following events or conditions:

A. Failure of the Member to pay any interest, or repay any principal or pay any other amount due in connection with any Advance and such failure has not been cured five (5) business days after receipt of notice of such failure;

B. Breach or failure to perform by the Member of any covenant, promise, condition, obligation or liability contained or referred to herein, or any other agreement to which the Member and the Bank are parties and such breach or failure has not been cured five (5) business days after receipt of notice of such breach or failure;

C. Proof that any representation, statement or warranty made or furnished in any manner to the Bank by or on behalf of the Member in connection with all or part of any Advance was false in any material respect when made or furnished;

D. The issuance of any tax levy, seizure, attachment, garnishment, levy of execution or other process with respect to the Member the amount of which is greater than five percent (5%) of the Member's capital and surplus;

E. Any suspension of payment by the Member to any creditor or any events which result in acceleration of the maturity of any indebtedness of the Member to others under any indenture, agreement or other undertaking the aggregate amount of which is greater than the lesser of five percent (5%) of Member's capital and surplus or five percent (5%) of the Bank's capital and surplus, as determined in accordance with the accounting principles governing the Member's or Bank's published financial statements, respectively;

F. Any: (i) application for, or appointment of, a receiver for, the Member or for any part of the property of the Member; (ii) voluntary dissolution of or adjudication of insolvency, or assignment for benefit of creditors, or general transfer of assets by the Member; (iii) takeover of the management of the Member by any supervisory authority; (iv) liquidation, merger, or sale of a substantial portion of the Member's assets outside of the ordinary course of the Member's business; (v) termination of the membership of the Member in the Bank; or (vi) at any time that in the case of Advances made under the provisions of 12 U.S.C. § 1431(g)(4) or any successor provisions are outstanding, any increase in the creditor liabilities of the Member, excepting its liabilities to the Bank, in any manner to an amount exceeding 5% of the Member's net assets; or

G. Determination by the Bank based on reasonable evidence and in good faith that a material adverse change has occurred in the financial condition of the Member from that disclosed at the time of the making of any Advance, or from the condition of the Member as theretofore most recently disclosed to the Bank in any manner.

Section 7. Bank Remedies in the Event of Default. Upon the occurrence of any Event of Default hereunder, the Bank may, at its option, declare the entire amount of any and all Advances or other indebtedness to be immediately due and payable. Without limitation of any of its rights and remedies hereunder or under other law, the Bank shall have all of the remedies of a secured party under the Uniform Commercial Code of the State of Iowa. The Member agrees to pay all the costs and expenses of the Bank in the collection of the secured indebtedness and enforcement of the Bank's rights hereunder including, without limitation, reasonable attorney's fees. The Bank may sell the Collateral or any part thereof in such manner and for such price as the Bank deems appropriate without any liability for any loss due to decrease in the market value of the Collateral during the period held. The Bank shall have the right to purchase all or part of the Collateral at public or private sale. If any notification of intended disposition of any of the Collateral is required by law, such notification shall be deemed reasonable and properly given if mailed, postage prepaid, at least five days before any such disposition to the address of the Member appearing on the records of the Bank.

The proceeds of any sale shall be applied in the following order: first, to pay all costs and expenses of every kind for the enforcement of this Agreement or the care, collection, safekeeping, sale, foreclosure, delivery or otherwise respecting the Collateral (including expenses for legal services); then to interest and fees on all indebtedness of the Member to the Bank; then to the principal amount of any such indebtedness whether or not such indebtedness is due or accrued. The Bank, at its discretion or as assigned by law, may apply any surplus to indebtedness of Member to third parties claiming a secondary security interest in the Collateral. Any remaining surplus shall be paid to the Member.

Section 8. Appointment of Bank as Attorney-in-Fact. Member does hereby make, constitute and appoint Bank its true and lawful attorney-in-fact to deal with the Collateral in the Event of Default and, in its name and stead to release, collect, compromise, settle, and release or record any note, mortgage or deed of trust which is a part of such Collateral as fully as the Member could do if acting for itself. The powers herein granted are coupled with an interest, and are irrevocable, and full power of substitution is granted to the Bank in the premises.

Section 9. Audit and Verification of Collateral. In extension and not in limitation of all requirements of law respecting examination of the Member by or on behalf of the Bank, the Member agrees that all Collateral pledged hereunder shall always be subject to audit and verification by or on behalf of the Bank in its corporate capacity.

Section 10. Resolution to be Furnished by Member. The Member agrees to furnish to the Bank at the execution of this Agreement, and from time to time hereafter, a certified copy of a resolution of its Board of Directors or other governing body authorizing such of the Member's officers, agents, and employees as the Member shall select, to apply for Advances from the Bank. In lieu of requiring an additional resolution upon execution of this Agreement, the Bank may rely on a previously furnished resolution of the Member's Board of Directors or other governing body with respect to Advances made pursuant to this Agreement.

Section 11. Applicable Law. This Agreement and all Advances and other indebtedness obtained hereunder shall be governed by the statutory and common law of the United States and, to the extent federal law incorporates or defers to state law, the laws (exclusive of choice of law provisions) of the State of Iowa. Notwithstanding the foregoing, the Uniform Commercial Code as in effect in the State of Iowa shall apply to the parties' rights and obligations with respect to the Collateral. If any portion of this Agreement conflicts with applicable law, such conflict shall not affect any other provision of this Agreement that can be given effect without the conflicting provision, and to this end the provisions of this Agreement are severable.

Section 12. Jurisdiction. In any action or proceeding brought by the Bank or the Member in order to enforce any right or remedy under this Agreement, Member hereby submits to the jurisdiction of the United States District Court for the Southern District of Iowa, or if such action or proceeding may not be brought in Federal Court, the jurisdiction of the Iowa District Court in Polk County. If any action or proceeding is brought by the Member seeking to obtain relief against the Bank arising out of this Agreement and such relief is not granted by a court of competent jurisdiction, the Member will pay all attorney's fees and court costs incurred by the Bank in connection therewith.

Section 13. Effective Date; Agreement Constitutes Entire Agreement. This Agreement shall be effective on the date of execution of this Agreement by the parties hereto. Except as set forth in this paragraph, this Agreement, together with the Member Policies and Procedures and any applicable Confirmations, shall embody the entire agreement and understanding between the parties hereto relating to the subject matter hereof and thereof. This Agreement may not be amended except by written amendment executed by the Bank and the Member. Each such Confirmation and the Member Policies and Procedures shall be incorporated herein. Advances made by the Bank to the Member prior to the effective date of this Agreement shall be governed exclusively by the terms of the prior agreements pursuant to which such Advances were made, except that (i) any default thereunder shall constitute default hereunder, (ii) Collateral furnished as security hereunder shall also secure such prior Advances and (iii) the rights and obligations with respect to such Collateral shall be governed by the terms of this Agreement and the Member Policy and Procedures as amended, superseded or replaced from time to time.

Section 14. Section Headings. Section headings are not to be considered part of this Agreement. Section headings are solely for convenience of reference, and shall not affect the meaning or interpretation of this Agreement or any of its provisions.

Section 15. Successors and Assigns. This Agreement shall be binding upon each of the parties, successors and permitted assigns. The Member may not assign any obligation hereunder without the prior written consent of the Bank. The Bank may assign any or all of its rights and obligations hereunder or with respect to any Advance or other indebtedness to any other party.

Section 16. No Waiver of Rights. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise of any right, power, or privilege or the exercise of any other right, power or privilege.

Section 17. Remedies Cumulative. The rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be signed in its name by its duly authorized representatives as of the dates below.

Randy A. Ramlo
_____
Full Corporate Name of Customer

By:
_____
   Randy A. Ramlo
Title: President / CEO
_____

Date: February 4, 2011
_____

FEDERAL HOME LOAN BANK OF DES MOINES

By:
_____
         Jodie L. Stephens
Title: Collateral Risk Manager
_____

Date: 2/07/11
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